Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

HEALTHY CHOICE WELLNESS CORP.

Healthy Choice Wellness Corp. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1. This Certificate of Amendment amends the provisions of the Corporation’s Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate of Incorporation”).

2. Article IV of the Second Amended and Restated Certificate of Incorporation is hereby deleted and amended and restated in its entirety as follows:

“A. The total number of shares of capital stock that the Corporation shall have authority to issue is 2,000,000,000 shares, consisting of: (1) 1,960,000,000 shares of common stock, having a par value of $0.001 per share, including (a) 1,900,000,000 shares of Class A common stock (the “Class A Common Stock”) and (b) 60,000,000 shares of Class B common stock (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”); and (2) 40,000,000 shares of preferred stock, having a par value of $0.001 per share (the “Preferred Stock”), including 13,250 shares of the authorized preferred stock which has been designated ‘Series A Convertible Preferred Stock.’

B. Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, each thirty-five (35) shares of Class A Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Class A Common Stock (the “Reverse Stock Split”).

C. No fractional shares shall be issued in connection with the Reverse Stock Split. Instead, stockholders who would be entitled to receive fractional shares of Class A Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will be issued an additional fraction of a share of Class A Common Stock to round up to the next whole post-Reverse Stock Split share of Class A Common Stock. No stockholders will receive cash in lieu of fractional shares.

D. At the Effective Time, each share of common stock of the Corporation issued and outstanding immediately prior to the Effective Time will for all purposes be reclassified as, and deemed to be, one issued and outstanding, fully paid and non-assessable share of Class A Common Stock, without any action required on the part of the Corporation or the holders thereof. Any stock certificate that, immediately prior to the Effective Time, represented shares of common stock of the Corporation held by a holder of the common stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the same number of shares of Class A Common Stock. All newly issued shares of Class A Common Stock of the Corporation shall be fully paid and non-assessable shares of Class A Common Stock.”

3. Article VII, Sections A and B of the Second Amended and Restated Certificate of Incorporation are hereby deleted and amended and restated in their entirety as follows:

“A. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors, Chief Executive Officer of the Corporation, or the Board of Directors pursuant to a resolution adopted by a majority of the Board of the Directors, and, except to the extent otherwise provided in the Bylaws, the ability of any other person or persons, including the stockholders, to call a special meeting is hereby specifically denied.

B. Notwithstanding the foregoing, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation in accordance with Section 228 of the DGCL. For the avoidance of doubt, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.”

4. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. All other provisions of the Second Amended and Restated Certificate of Incorporation shall remain in full force and effect.

6. The foregoing amendment shall be effective as of 11:59 p.m., Eastern Time, on August 28, 2026.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be executed by Jeffrey E. Hollman, its Chief Executive Officer, this 27th day of August, 2026.

HEALTHY CHOICE WELLNESS CORP.

By:	/s/ Jeffrey E. Holman
Name:	Jeffrey E. Holman
Title:	Chief Executive Officer